Exhibit 4.1

PROMISSORY NOTE

U.S.$2,000,000	November 10, 2011

ON DEMAND, for value received, Tri-Valley Corporation, a Delaware corporation (“Borrower”), promises to pay to the order of George T. Gamble 1991 Trust, (“Lender”), in immediately available funds, the principal amount of TWO MILLION DOLLARS (U.S.$2,000,000), together with interest on the unpaid principal amount from the date of this Promissory Note (“Note”). Simple interest shall accrue on the unpaid principal amount at an annual rate of 14.00%. Interest will be computed on the basis of a 365-day year.

All payments under this Note will apply first to any costs and expenses due to Lender, then to accrued interest to date of payment, and then to the unpaid principal amount.  Borrower may prepay all or part of the unpaid principal amount at any time.

Upon the consummation of the Borrower’s next equity or debt financing, whichever comes first, this Note may, at the option of the Lender, be converted or exchanged, as the case may be, into the securities or other debt instruments issued in such equity or debt financing, in accordance with the terms and conditions specified therein.  In such event, the Lender shall become a party to the purchase agreement and each other transaction document related to such financing and shall be entitled to all the rights and benefits granted by the Borrower to the other investors in such financing.

If Borrower fails to make any payment required by this Note, Lender will have all remedies available to Lender at law or in equity.  All available remedies are cumulative and may be exercised singularly or concurrently.  Time is of the essence with respect to all dates and time periods in this Note.

Borrower waives demand, presentment for payment, notice of dishonor or nonpayment, protest, notice of protest, and lack of diligence in collection, and agrees that Lender may extend or postpone the due date of any payment required by this Note without affecting Borrower’s liability.  No waiver will be binding on Lender unless it is in writing and signed by Lender.  Lender’s waiver of a breach of a provision of this Note will not be a waiver of any other provision or a waiver of a subsequent breach of the same provision.  The provisions of this Note may not be waived, altered, amended or repealed, in whole or in part, except with the written consent of the Borrower and Lender.

This Note is governed by the laws of the State of California, without giving effect to any conflict-of-law principle of any jurisdiction.  If any arbitration or litigation is instituted to interpret or enforce this Note, including but not limited to any proceeding brought under the United States Bankruptcy Code, the prevailing party on a claim will be entitled to recover with respect to the claim, in addition to any other relief awarded, the prevailing party’s reasonable attorney's fees and other fees, costs, and expenses of every kind incurred in connection with the arbitration, the litigation, any appeal or petition for review, the collection of any award, or the enforcement of any order, as determined by the arbitrator or court.

BORROWER:

TRI-VALLEY CORPORATION

By: /s/ Maston N. Cunningham
Name: Maston N. Cunningham
Title: President & Chief Executive Officer